EXHIBIT 10.1

October 11, 2011

Mr. Neil Schrimsher	PERSONAL AND CONFIDENTIAL
320 Highgrove Drive
Fayetteville, GA 30215

Re:	Offer of Employment: Chief Executive Officer

Dear Neil:

On behalf of the Board of Directors of Applied Industrial Technologies, Inc. (“Applied”), I am pleased to present you with these proposed terms of your employment with Applied, commencing effective October 25, 2011, or earlier per mutual agreement (the “Hire Date”):

1.	Position. The Board of Directors will elect you Chief Executive Officer at its organization meeting on October 25, following the annual meeting of shareholders. You will report directly to the Board. In addition, you will be nominated to be elected a member of the Board; however, as an inside director you would not be compensated for your Board service.

2.	Base Salary. As is the case with all Applied officers, compensation and benefits are set by the Board’s Executive Organization & Compensation Committee (the “Committee”). Under current procedures, the Committee reviews annual base salaries in August, with any adjustment retroactive to July 1. Your starting annual base salary will be $750,000, and it is anticipated your next merit review would be effective July 1, 2012.

3.	2012 Annual Incentive. At its next meeting following your hire, the Committee will designate you a participant in an annual incentive plan for the fiscal year ending June 30, 2012. The plan will provide for incentive payments based on Applied achieving certain goals, with payments, if any, distributed in August following the release of fiscal year-end audited financial results.

For fiscal 2012, your target incentive percentage is 100% of your base salary, giving you a target incentive payment, if all target goals are met, of $750,000 multiplied by a fraction, the numerator of which is equal to the number of quarters or partial quarters during fiscal 2012 that you are an Applied employee and the denominator of which is 4.

4.	Long-Term Incentive Awards. You will be eligible for awards under Applied’s Long-Term Performance Plan. Your full-year targeted long-term incentive value for the first year is $1,200,000, but, because you will commence employment in October, the 2012 value will be prorated to $900,000. At its next meeting following your hire, the Committee will award this value to you approximately one-third through each of three incentive vehicles – stock-settled SARs, restricted stock units, and performance shares. The per-share value of the awards will be based on a 90-day average stock price methodology. The programs are approved by the Committee annually, and there is no guarantee that the long-term incentive vehicles or your targeted long-term incentive value will remain unchanged.

5.	Initial Equity Awards and Cash Inducement. Due to the timing and circumstances of your hire, and as an inducement for you to join Applied, the Committee will also provide you initial equity and cash awards. At its next meeting following your hire, the Committee will award you restricted shares of Applied stock valued at $2,100,000. These shares will vest over three years, one-third on each anniversary of the award date, assuming continued employment, or earlier if your employment with Applied is terminated either by you “for good cause”, by Applied “without cause”, or due to your death or disability. You will also be awarded 60,000 stock-settled SARs at the same time as the restricted shares are awarded, with a base price as of the award date, and with vesting to occur on the third anniversary of the award, or earlier if your employment with Applied is terminated either by you “for good cause”, by Applied “without cause”, or due to your death or disability. As additional inducement and to compensate you for expenses associated with moving that are not covered with Applied’s standard relocation package, the Committee will award you a one-time cash sign-on bonus of $500,000; however, you will promptly repay this sum if your employment with Applied is terminated either by you “without cause” or by Applied “for good cause” before the first anniversary of the Hire Date.

6.	Severance Agreement. The Committee will provide you an executive severance agreement, effective as of the Hire Date, which will provide you a severance benefit if your employment with Applied is terminated either by you “for good cause” or by Applied “without cause” within a one year period from the Hire Date. It is currently expected that, at its expiration, the executive severance agreement will be renewed for another year. The benefit provided is an amount equal to your base salary plus target annual incentive pay for a period running from your termination date to the second anniversary of the Hire Date or renewal date of your executive severance agreement.

7.	Change in Control Agreement. You will also receive a change-in-control agreement. This agreement will provide that if, within two years following a change in control of Applied, your employment with Applied is terminated either by you “for good cause” or by Applied “without cause”, then you will receive a severance payment equal to three times your total compensation (base salary plus your targeted annual incentive pay), plus three years of continued benefits. You will not be entitled to payment under the executive severance agreement referenced in section 6, above, if you receive payment under the change in control agreement.

8.	Executive Retirement Benefits. You will be eligible to participate in a new executive retirement plan. The Committee is still finalizing the plan, but it is expected to be approved before the end of the calendar year. The plan will be a non-qualified arrangement under which Applied will contribute 10 percent of your annual pay (base salary plus annual incentive pay) to a retirement account in your name – the 10 percent figure shall be gross of company contributions (both matching and profit sharing) to the Retirement Savings Plan, as described below. The account will vest 50% after three years of service, another 25% after four years, and will become fully vested after five years of service with Applied.

9.	Other Executive Plans and Programs. As an Applied officer, you will be eligible to participate in the following executive plans and programs, during the periods such plans and programs are continued by Applied and as the same may be amended from time to time, on the same basis as other Applied officers:

a.	Executive life insurance program;
b.	Long-term disability program;
c.	Retiree health care program; and
d.	Deferred Compensation Plan.

Neither a company car nor an automobile allowance is provided, but Applied will reimburse you for business mileage pursuant to company policy. Country club memberships are not included.

10.	Vacation. You will be eligible for four days’ vacation for the remainder of calendar 2011, and four weeks for calendar 2012. Vacation beyond that will be granted in accordance with company policy applicable to officers (currently five weeks per calendar year).

11.	Relocation. Your new position is located in Cleveland, Ohio. It is understood that you will relocate to Cleveland immediately following your acceptance of this offer. You will receive our standard relocation package, which has been shared with you. These benefits are conditioned, however, on your agreement to reimburse Applied for all relocation-related expenses if your employment is terminated either by Applied “for good cause”, or by you “without cause”, within one year after the Hire Date.

12.	Other Associate Benefits. Among the normal benefits available to Applied employees are the following:

a.	Health Care Program. We offer health care options administered by Anthem, and dental coverage administered by CIGNA. Because you become eligible for these benefits only after a waiting period, Applied will reimburse you for interim COBRA costs.

b.	Retirement Savings Plan. Applied’s section 401(k) plan provides for compensation deferral and a company match in Applied stock with respect to the first 6% of compensation deferred. A variety of investment options are available. The company match ranges from a minimum of 25% to a maximum of 100% per quarter based on Applied achieving certain net income hurdles. Applied also makes annual profit sharing contributions depending on Applied’s profitability during the previous fiscal year. The company match and profit sharing contributions vest at the rate of 25% for each year of your employment with Applied.

c.	Supplemental Defined Contribution Plan (the “Shadow Plan”). Highly compensated associates are eligible for the Shadow Plan, a non-qualified plan maintained in conjunction with the Retirement

Savings Plan. The Shadow Plan provides you a vehicle for saving on a tax-deferred basis even if the tax laws limit the amount of contributions you can make to the Retirement Savings Plan.

13.	Other Boards. You will not be permitted to join an outside for-profit board of directors before January 2013. From and after that date, you shall discuss any potential outside board positions with Applied’s Board and obtain its approval before acceptance. Our intent is to have you focus your energies on opportunities within Applied.

14.	Your Covenants.

a.	Noncompetition Covenant. During your employment and the two-year period following the date of termination of your relationships with Applied and its affiliates as a director, officer, or employee, you covenant and agree that you will not, directly or indirectly, with or through another individual or organization,

(i)	whether as a shareholder (other than as the holder of less than 1% of the outstanding shares of a publicly held company), partner, member, director, officer, employee, agent or consultant, or in any other capacity, in competition with Applied or any of its affiliates, anywhere within the United States, Canada, Mexico, or any other nation in which Applied or its affiliates hereafter conducts business, (a) distribute products that are the same or similar to products sold, designed, or distributed by Applied or any of its affiliates during the 12-month period preceding the date of termination of your relationships with Applied and its affiliates as a director, officer, or employee, or (b) provide services that are the same or similar to services provided by Applied or any of its affiliates during the 12-month period preceding the date of termination of your relationships with Applied and its affiliates as a director, officer, or employee; or

(ii)	except with the prior written consent of Applied’s Board of Directors, which consent shall not be arbitrarily withheld, assume a position as a shareholder (other than as the holder of less than 1% of the outstanding shares of a publicly held company), partner, member, director, officer, employee, agent or consultant, or in any other capacity, with any of the following Applied product suppliers (or their affiliates): Baldor Electric, Eaton, Rexnord, SKF, and Timken.

b.	Nonsolicitation Covenant. During your employment and the two-year period following the date of termination of your relationships with Applied and its affiliates as a director, officer, or employee, you covenant and agree that you will not, directly or indirectly, with or through another individual or organization, induce, solicit or assist or facilitate the inducement or solicitation by any third person of any employee, officer, agent, or representative of Applied to terminate his or her relationship with Applied or in any other way interfere with Applied’s relationship with its employees, officers, agents, and representatives.

c.	Confidential Information. During your employment and the five-year period following the date of termination of your relationships with Applied and its affiliates as a director, officer or employee, you covenant and agree to keep confidential and not disclose to others information relating to Applied or any of its affiliates, or their respective businesses, including, but not limited to, information regarding (i) customers or potential customers; (ii) vendors or suppliers; (iii) pricing structure and profit margins; (iv) business plans and strategies; (v) employees and payroll policies; (vi) computer systems; (vii) facilities or properties; and (viii) other proprietary, confidential or secret information relating to Applied or any of its affiliates (“Confidential Information”). You shall use all reasonable care to protect, and prevent unauthorized disclosure of, any Confidential Information unless such information (a) is now or becomes generally known or available to the public without any violation of this agreement; or (b) is required to be disclosed by applicable law or court or governmental order.

d.	Remedies; Severability. You acknowledge that a breach of your covenants in this Section 14 would result in irreparable injury to Applied for which monetary damages alone would not be an adequate remedy. Therefore, you consent to the issuance of injunctive relief in the event of a breach of your covenants, in addition to any other remedies to which Applied may be entitled at law or in equity. In addition, if any provision of this Section 14 or the application of any provision to any person or circumstances is held invalid, unenforceable, or otherwise illegal, including without limitation, as to time, geographic area, or scope of activity, that provision shall be severable from the other provisions of this Section and the remainder of this Section and the application of that provision to any other person or circumstance shall not be affected, and the provision so held to be invalid, unenforceable or otherwise illegal shall be reformed to the extent (and only to the extent) necessary to make it enforceable, valid, and legal.

15.	Your Representations. You represent to Applied that (a) entering into an employment relationship with Applied will not violate any provision of or result in a breach under any agreement to which you are a party or by which you are bound; (b) you are not a party to, or bound by, any agreement, understanding, covenant, policy, other arrangement, or fiduciary obligation, that would affect or limit your ability to provide services to, or to carry out your responsibilities with Applied, including without limitation any noncompetition, nonsolicitation, employment, consulting, or other agreement; and (c) you have not retained, nor will you use in connection with your employment with Applied, any proprietary or confidential information of any previous employer or other person or entity.

16.	Other Conditions. This offer is contingent on Applied receiving (a) reports satisfactory to Applied regarding executive background and credit checks conducted on you and your submission to Applied’s standard pre-hire drug test (which we will arrange to be taken at a facility near your home), and (b) your completed officer questionnaire satisfactory to Applied.

17.	Miscellaneous. This offer letter shall be construed in accordance with the laws of the State of Ohio. Except as expressly provided herein, your employment shall be subject to all employment policies and procedures applicable to Applied associates generally. As with the other Applied officers, you will not have an employment agreement assuring continued employment. Officers serve at the will of the Board of Directors.

Neil, on behalf of Applied’s Board of Directors, we are very excited about the contribution you can make to the company over the next several years. We have exciting times ahead and a significant number of opportunities for success. In addition, I feel there are plenty of opportunities that will continue to challenge you in the years ahead. You have a great background that makes you well suited for this position at this important time in the company’s history.

Please acknowledge your acceptance of our offer and your agreement to the matters set forth in this letter by signing and returning the enclosed extra copy of this letter. If you have any questions, please call me.

Cordially,

/s/ Peter Wallace

Peter C. Wallace
Presiding Non-Management Director

Enclosure

I acknowledge, accept, and agree to this offer to commence employment.

Date: October 14, 2011	/s/ Neil A. Schrimsher
Mr. Neil Schrimsher